

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Ted Fernandez
Chief Executive Officer and Chairman of the Board
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

> **Re: The Hackett Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 4, 2022**
> **Item 2.02 Form 8-K filed February 22, 2022**
> **Response dated May 6, 2022**
> **File No. 333-48123**

Dear Mr. Fernandez:

      We have reviewed your May 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

Item 2.02 Form 8-K filed February 22, 2022

Exhibit 99.1, page 1

1. We read your response to comment 1. Please remove from your non-GAAP performance measures, such as the newly-retitled adjusted net income, the adjustment changing your income tax accounting to a normalized long-term projected cash basis, as it appears to constitute a tailored accounting principle. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Form 10-K for Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

2.   We read your response to comment 3. Please do not present or discuss statements of operations line items as percentages of revenue before reimbursements, even if you provide percentages of total revenues.

Financial Statements
Note 1. Basis of Presentation and General Information
Segment Reporting, page 42

3.   We read your response to comment 5. You indicate that:
   - all key operating decisions are made at a practice level,
   - forecasts are prepared at a practice level,
   - no financial information is provided on a more frequent basis to the chief operating decision maker than quarterly,
   - both your chief operating decision maker and Board are provided with practice-level results in your Quarterly Report, including a comparison to your latest practice-level forecast, and
   - your Board also receives annual results at a practice level for the fiscal year, with a comparison to your Annual Plan.

   You also indicate that practice leaders do not report directly to your chief operating decision maker. However, this would not preclude your practices from still being your operating segments. Please provide us with a comprehensive response, along with verifiable evidence, demonstrating why your practices are not your operating segments. Refer to ASC 280-10-50-1, 50-6 and 50-7.

      You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services